FILE No.
82-3874

NSON
REEK
RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

SEC MAIL
RECEIVED
OCT 19 2005
PROCESSING
WASH., D.C.
199
SECTION

October 11, 2005

05011929

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated October 11, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

BARBARA O'NEILL

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

NEWS RELEASE **October 11, 2005**

NEWS RELEASE 05-11 **TSX VENTURE SYMBOL: MCK**

For Further Information Contact: **Regan Chernish at 1- 403-233-0464**
www.manson.ca

SEC MAIL RECEIVED PROCESSING SECTION
OCT 19 2005
WASH. D.C. 190

Meridian Gold Silver Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of a gold – silver project located 45 kilometers south of Revelstoke, British Columbia.

The Meridian property consists of 12 mineral tenures totaling 675 ha in the Revelstoke mining district in eastern British Columbia. The claim group hosts five past producing gold mines which saw intermittent production between 1900 and 1943. The five operations recovered 543.9kg of gold and 165.5kg of silver from 88,763 tonnes mined (Source BC government MINFILE).

There is geological evidence to suggest the historical mines, several of which were independently operated, were developed on sections of a larger mineralized system. The consolidated land package will allow Manson Creek to fully evaluate the potential of this mineralized system.

The prospect is road accessible and power is located nearby.

Manson Creek may acquire a 100% interest in the Meridian property, over a four year term, through cash payments of $87,500 and the issuance of 475,000 common shares of the Company. The acquisition is subject to a field due diligence period ending October 31st, 2005. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), of which 1.5% is purchasable at Manson Creek's election for $1,500,000.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

NEWS RELEASE **October 11, 2005**

NEWS RELEASE 05-11 **TSX VENTURE SYMBOL: MCK**

For Further Information Contact: **Regan Chernish at 1- 403-233-0464**
www.manson.ca

Meridian Gold Silver Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of a gold – silver project located 45 kilometers south of Revelstoke, British Columbia.

The Meridian property consists of 12 mineral tenures totaling 675 ha in the Revelstoke mining district in eastern British Columbia. The claim group hosts five past producing gold mines which saw intermittent production between 1900 and 1943. The five operations recovered 543.9kg of gold and 165.5kg of silver from 88,763 tonnes mined (Source BC government MINFILE).

There is geological evidence to suggest the historical mines, several of which were independently operated, were developed on sections of a larger mineralized system. The consolidated land package will allow Manson Creek to fully evaluate the potential of this mineralized system.

The prospect is road accessible and power is located nearby.

Manson Creek may acquire a 100% interest in the Meridian property, over a four year term, through cash payments of $87,500 and the issuance of 475,000 common shares of the Company. The acquisition is subject to a field due diligence period ending October 31st, 2005. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), of which 1.5% is purchasable at Manson Creek's election for $1,500,000.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

NEWS RELEASE **October 11, 2005**

NEWS RELEASE 05-11 **TSX VENTURE SYMBOL: MCK**

For Further Information Contact: **Regan Chernish at 1- 403-233-0464**
www.manson.ca

Meridian Gold Silver Property Acquired

Manson Creek Resources Ltd. ("Manson Creek") is pleased to announce the acquisition of a gold – silver project located 45 kilometers south of Revelstoke, British Columbia.

The Meridian property consists of 12 mineral tenures totaling 675 ha in the Revelstoke mining district in eastern British Columbia. The claim group hosts five past producing gold mines which saw intermittent production between 1900 and 1943. The five operations recovered 543.9kg of gold and 165.5kg of silver from 88,763 tonnes mined (Source BC government MINFILE).

There is geological evidence to suggest the historical mines, several of which were independently operated, were developed on sections of a larger mineralized system. The consolidated land package will allow Manson Creek to fully evaluate the potential of this mineralized system.

The prospect is road accessible and power is located nearby.

Manson Creek may acquire a 100% interest in the Meridian property, over a four year term, through cash payments of $87,500 and the issuance of 475,000 common shares of the Company. The acquisition is subject to a field due diligence period ending October 31st, 2005. The property vendor will retain a 2.0% NSR (Net Smelter Royalty), of which 1.5% is purchasable at Manson Creek's election for $1,500,000.

This transaction is subject to all required regulatory and exchange approvals.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.